Jay Levine
Senior Vice President & CAO 30 Dunnigan Drive Suffern, NY 10901 845-369-4767

July 17, 2012

VIA ELECTRONIC TRANSMISSION

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ascena Retail Group, Inc.

Form 10-K for Fiscal Year Ended July 30, 2011

Filed September 28, 2011

File No. 333-168953

Dear Ms. Jenkins:

We are writing in response to the comment contained in the Staff’s letter to David R. Jaffe, President and Chief Executive Officer of Ascena Retail Group, Inc. (the “Company”) dated July 10, 2012 (the “Comment Letter”) regarding the above referenced filing. The Staff’s comment and related response from the Company are set forth below.

In responding to the Staff’s comment, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended July 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 24

Fiscal 2011 Compared to Fiscal 2010, page 25 Net Sales, page 25

1.	We note your disclosure that comparable store sales refer to the growth of sales on stores open throughout the full period and throughout the full prior period; and that the determination of which stores are included in the comparable store sales calculation only changes at the beginning of each fiscal year, except for stores that close during the fiscal year, which are excluded from comparable store sales beginning with the fiscal month the store actually closes. We further note on page 26 that the fiscal 2011 net increase in Justice net sales includes an increase of $86.8 million, or 8%, in comparable store sales during fiscal 2011. Please tell us why Justice stores are included in the comparable stores data for fiscal 2011. In this regard, it appears to us that stores have to be open for at least two years at the beginning of the fiscal year determination date to be included in comparable store sales (page 25) and that Justice stores were not open throughout fiscal 2010 and only included sales from the November 25, 2009 merger date to July 31, 2010 (page 29).

Response: We hereby inform the Staff that our disclosures in MD&A related to the Justice segment’s net sales were intended to provide the users of our financial statements with the most meaningful information to understand the effect of Justice’s sales performance on our consolidated operating results and related trends, in accordance with Item 303 of Regulation S-K. In particular, Justice’s net sales increased by $438.1 million in Fiscal 2011 compared to Fiscal 2010. As disclosed on page 26 of our Annual Report on Form 10-K for such period and as further described herein, this increase was due to (i) a $322.6 million increase in sales reflecting the fact that Justice was only included in Fiscal 2010 for a partial year due to the acquisition not closing until November 2009; (ii) an $86.8 million increase in sales for stores that were open in both years for a comparable amount of time from the date of acquisition through the end of each fiscal year, which has been characterized as “comparable store sales;” (iii) a $20.8 million increase in sales from new store openings, closed stores and major remodeled stores, which has been characterized as “non-comparable store sales;” (iv) a $23.6 million increase in e-commerce sales; (v) a $9.9 million increase in wholesale and licensing sales; and (vi) a $25.6 million decrease in net sales due to the fact that Fiscal 2010 had an extra week in accordance with the natural cadence of the Company’s fiscal year calendar. We believe that such disclosures provide strong transparency over underlying business trends and fairly identify any material events affecting such trends, including net growth from acquisitions, the recurring store portfolio, new store openings/closings, and even an extra week in accordance with the Company’s 52/53 week fiscal year.

With regards to the inclusion of Justice stores in comparable stores sales data, we believe it is meaningful to disclose the performance and growth of retail sales for stores that are operated for the same comparable period of time in each fiscal period, and we confirm for the Staff that the Justice comparable store sales data was, indeed, for stores operated for a comparable post-acquisition, eight-months period of time in each period. In addition, we believe that this operating metric, and our application of it to our business performance, is widely understood by the investment community and other users of our financial statements. However, in light of the Staff’s observations, we recognize that our disclosed definition of how we calculate comparable store sales did not adequately clarify differences in when we would consider stores to be “comparable” if they were acquired at a point in time after the commencement of the prior fiscal year.

Accordingly, we will revise our disclosure of the definition of comparable store sales in future filings to better clarify the application of comparable store sales data to stores acquired in business combinations.

If the Staff wishes to discuss our response to the Comment Letter, please contact me at 845-369-4767.

Sincerely,

/s/ Jay S. Levine
Jay S. Levine
Senior Vice President, Chief Accounting Officer and Corporate Controller

cc:	David R. Jaffe, President and Chief Executive Officer

Armand Correia, Executive Vice President and Chief Financial Officer

Gene Wexler, Senior Vice President and General Counsel